AB 3/7

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
201

SECURITIES A[...]
Was[...]

15047465

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord, (City) New Hampshire (State) 03301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl R. Pawsat (336) 691-3486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Commerce Square, Suite 700, 2005 Market Street (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/10/15

OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carl R Pawsat

Signature

Interim Financial and Operations Principal

Title

ROBYN E HICKS
NOTARY PUBLIC
GUILFORD COUNTY, NC

Robyn E. Hicks Expires 03/05/16

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Securities Corporation

Consolidated Financial Statements and Supplementary Information

Years Ended December 31, 2014 and 2013
With Report of Independent Registered Public Accounting Firm

You're In Charge®

Lincoln
Financial Securities®
A member of Lincoln Financial Group

Lincoln Financial Securities Corporation

Consolidated Financial Statements and Supplementary Information

Years Ended December 31, 2014 and 2013

Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Securities Corporation

We have audited the accompanying consolidated statements of financial condition of Lincoln Financial Securities Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company), as of December 31, 2014 and 2013, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Financial Securities Corporation at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 20, 2015

Lincoln Financial Securities Corporation

Consolidated Statements of Financial Condition

	December 31	
	2014	**2013**
Assets		
Cash and invested cash	**$ 9,907,151**	$ 14,335,937
Cash segregated for regulatory purposes	**10,000,000**	8,000,000
Commissions and fees receivable	**8,963,225**	8,618,009
Due from affiliates	**2,838,964**	504,858
Deferred tax asset	**1,001,050**	1,766,853
Other assets	**17,610,922**	14,206,910
Net property and equipment (accumulated depreciation: 2014 - $83,473 ; 2013 - $0)	**2,027,674**	1,271,607
Total assets	**$ 52,348,986**	$ 48,704,174
Liabilities and stockholder's equity		
Liabilities:		
Payable to vendors	**$ 649,983**	$ 440,095
Due to affiliates	**5,023,783**	4,124,067
Accrued commissions	**7,469,324**	7,397,118
Accrued compensation and benefits	**26,426**	15,526
Other liabilities	**14,222,425**	15,271,809
Total liabilities	**27,391,941**	27,248,615
Stockholder's equity:		
Common stock – $1 par value; 100,000 shares authorized; 50,000 shares issued and outstanding	**50,000**	50,000
Additional paid-in capital	**33,730,325**	28,730,325
Accumulated deficit	**(8,823,280)**	(7,324,766)
Total stockholder's equity	**24,957,045**	21,455,559
Total liabilities and stockholder's equity	**$ 52,348,986**	$ 48,704,174

See accompanying notes.

Lincoln Financial Securities Corporation

Consolidated Statements of Income

	Year Ended December 31 2014	2013
Revenues:		
Commissions and fees from third parties	**$ 95,934,212**	$ 98,215,190
Commissions and fees from affiliates	**20,714,187**	11,845,501
Other	**6,465,518**	5,751,247
Interest	**5,103**	23,681
Total revenues	**123,119,020**	115,835,619
Expenses:		
Commissions and agency expenses	**106,476,111**	98,671,939
Salaries, wages, and benefits	**8,887,727**	8,379,446
Other general and administrative expenses	**9,820,934**	1,429,595
Total expenses	**125,184,772**	108,480,980
Income (loss) before income tax expense	**(2,065,752)**	7,354,639
Income tax expense (benefit)	**(567,238)**	2,557,321
Net income (loss)	**$ (1,498,514)**	$ 4,797,318

See accompanying notes.

Lincoln Financial Securities Corporation

Consolidated Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2014	**2013**
Common stock:		
Balance as of beginning and end of year	**$ 50,000**	$ 50,000
Additional paid-in capital:		
Balance as of beginning of year	**28,730,325**	28,730,325
Capital contribution	**5,000,000**	–
Balance as of end of year	**33,730,325**	28,730,325
Accumulated deficit:		
Balance as of beginning of year	**(7,324,766)**	(12,122,084)
Net income (loss)	**(1,498,514)**	4,797,318
Balance as of end of year	**(8,823,280)**	(7,324,766)
Total stockholder's equity as of end of year	**$ 24,957,045**	$ 21,455,559

See accompanying notes.

Lincoln Financial Securities Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2014	**2013**
Cash flows from operating activities		
Net income (loss)	**$ (1,498,514)**	$ 4,797,318
Adjustments to reconcile net income (loss) to net cash		
Provided by (used in) operating activities:		
Change in deferred tax asset	**765,803**	469,756
Change in cash segregated for regulatory purposes	**(2,000,000)**	(5,083,500)
Change in commissions and fees receivable	**(345,216)**	(872,594)
Change in due from affiliates	**(2,334,106)**	1,295,933
Change in prepaid expenses	**–**	55,000
Change in other assets	**(3,404,012)**	(13,252,662)
Change in payable to vendors	**209,888**	314,462
Change in due to affiliates	**899,716**	214,242
Change in accrued commissions	**72,206**	846,593
Change in accrued compensation and benefits	**10,900**	(286,848)
Change in other liabilities	**(1,049,384)**	13,404,440
Net cash provided by (used in) operating activities	**(8,672,719)**	1,902,140
Cash flows from investing activities		
Purchase of property and equipment	**(756,067)**	(1,271,607)
Net cash used in investing activities	**(756,067)**	(1,271,607)
Cash flows from financing activities		
Capital contribution from parent	**5,000,000**	–
Net cash provided by financing activities	**5,000,000**	–
Net increase (decrease) in cash and invested cash	**(4,428,786)**	630,533
Cash and invested cash as of beginning of year	**14,335,937**	13,705,404
Cash and invested cash as of end of year	**$ 9,907,151**	$ 14,335,937
Supplemental disclosure of cash flow information		
Income tax receipts (payments)	**$ 1,694,270**	$ 142,837

See accompanying notes.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Securities Corporation ("LFS" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products, fee-based investment advisory services, and equity and fixed income securities. LFS is licensed to engage in broker-dealer and investment advisor activity throughout the United States. Our wholly owned subsidiary, Allied Professional Advisors ("APA") provides investment advisory services through its investment advisory representatives and registered representatives of LFS. LFS is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of LFS and its wholly owned subsidiary, APA. All intercompany accounts and transactions have been eliminated in consolidation.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less. Cash of $10,000,000 and $8,000,000 as of December 31, 2014 and 2013, respectively, has been segregated in a special restricted bank account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Commission Revenue and Expense

Commission revenue for customer securities transactions and related commission expenses are recorded on a settlement-date basis, which does not deviate materially from a trade-date basis. Asset-based revenue and related commission expenses are recorded as earned based on a contractual percentage of customer deposits. Advisory fee income, also referred to as assets under management fee income, is received one quarter in arrears on a number of programs in which LFS participates. An accrual is recorded for fee income, and a corresponding accrual is recorded for the commission expense to be paid based on the fee income.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFS. Pursuant to an intercompany tax-sharing agreement with LNC, LFS provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFS will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Revenues, Expenses, Other Assets and Other Liabilities related to AdviceNext^{SM}

As discussed in Note 2, the Company entered into an agreement with the Company's clearing provider to launch *AdviceNext*^{SM}. The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract and achievement of certain time or performance milestones, as specified in the contract. The business development credits are recorded as deferred revenue and are being recognized over the contract period in other income on the Consolidated Statements of Income.

The launch of *AdviceNext*^{SM} results in incremental and identifiable costs that are directly related to the acquisition of the agreement with the clearing provider. These costs have been capitalized and will be amortized over the contract period in other general and administrative expenses on the Consolidated Statements of Income.

Property and Equipment

Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation are computed on the straight-line method over the estimated useful lives of the assets.

Deferred Compensation

Certain LFS registered representatives participate in a deferred compensation plan sponsored and administered by LNC. LFS is allocated appropriate expenses related to the plan by LNC. LFS reports current period expense in salaries, wages, and benefits on the Consolidated Statements of Income with the liability in accrued compensation and benefits on the Consolidated Statements of Financial Condition.

Loans to Registered Representatives

LFS has a loan program to attract top-producing representatives to join the sales network. Assuming the producers can generate gross dealer concessions ("GDC") in excess of a contracted amount, LFS will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. The net loan receivable is reported in other assets on the Consolidated Statements of Financial Condition.

New Accounting Standards

Adoption of New Accounting Standard – Definition of a Public Business Entity

In December 2013, the Financial Accounting Standards Board ("FASB") issued guidance to determine which entities are within the scope of the Private Company Decision-Making Framework: A Guide for Evaluating Financial Accounting and Reporting for Private Companies by defining a public business entity. Companies defined as "public business entities" are not eligible for the alternative accounting guidance afforded to nonpublic companies. The Company has determined that it meets the definition of a public business entity and follows the criteria for public business entities when adopting guidance issued by the FASB.

Future Adoption of New Accounting Standard – Revenue from Contracts with Customers

In May 2014, the FASB and International Accounting Standards Board ("IASB") issued guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS"). Revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, has occurred. Implementation of this guidance will require the Company to identify contracts with customers, identify the performance obligations in the contracts, determine the transaction prices, allocate the transaction prices to the performance obligations in the contracts, and recognize revenue when or as the entity satisfies the performance obligations. The guidance becomes effective for the December 31, 2017 annual reporting period. The Company is assessing the effect of this guidance on the consolidated financial statements.

2. Launch of *AdviceNext*SM

Effective September 30, 2013, Lincoln Financial Network ("LFN"), the retail wealth management affiliate of LNC and the marketing name for LFS and Lincoln Financial Advisors Corporation ("LFA"), a broker-dealer affiliate, entered into an agreement with LFN's clearing provider to launch *AdviceNext*SM, a new integrated offering that optimizes the delivery of the firm's practice resources, tools and technology to advisors. This initiative requires a significant, multi-year investment and is also being supported by significant platform investment by the Company's clearing provider.

The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract and achievement of certain time or performance milestones, as specified in the contract. The agreement also provides for the repayment of the business development credits under certain circumstances, including if LFN does not meet minimum client account asset levels or if LFN terminates the contract prior to its contractual end date, September 30, 2025. LFN allocated the business development credits to LFS and LFA accordingly. LFS was allocated $13,890,000 in business development credits and received $4,800,000 in 2013. LFS reported $9,090,000 in business development credits receivable in other assets on the Consolidated Statements of Financial Condition as of December 31, 2014 and 2013. The business development credits are recorded as deferred revenue and will be recognized over the contract period. LFS recognized $1,196,250 and $289,063 in revenue related to the business development credits in 2014 and 2013, respectively, and reported $12,444,687 and $13,600,937 of deferred revenue in other liabilities on the Consolidated Statements of Financial Condition as of December 31, 2014 and 2013, respectively.

The launch of *AdviceNext*SM results in incremental and identifiable costs that are directly related to the acquisition of the agreement with the clearing provider, that would not have been incurred but for the acquisition of the agreement and qualify for capitalization. LFS reported capitalized costs, net of amortization, of $6,240,386 and $4,002,795 as of December 31, 2014 and 2013, respectively. During 2014 and 2013, LFS amortized costs of $507,352 and $100,788, respectively. LFS expects the total incremental and identifiable costs incurred to launch *AdviceNext*SM to approximate the business development credits provided by the Company's clearing provider.

In addition to the capitalized costs described above, the Company reported capitalized internal use software development costs related to *AdviceNext*SM of $2,027,674 and $1,271,607 as of December 31, 2014 and 2013, respectively, and reported $83,473 and $0 of accumulated depreciation in 2014 and 2013, respectively.

3. Income Taxes

The income tax expense (benefit) was as follows:

	Year Ended December 31 2014	2013
Federal income tax expense (benefit):		
Current	$ (1,570,048)	$ 2,125,157
Deferred	765,803	469,756
Federal income tax expense (benefit)	(804,245)	2,594,913
State income tax expense (benefit):		
Current	237,007	(37,592)
Deferred	-	–
State income tax expense (benefit)	237,007	(37,592)
Total income tax expense (benefit)	$ (567,238)	$ 2,557,321

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31 2014	2013
Tax rate times pretax income (loss)	$ (723,013)	$ 2,574,124
Effect of:		
State tax expense (benefit)	154,054	(24,435)
Permanent adjustments	1,721	7,632
Income tax expense (benefit)	$ (567,238)	$ 2,557,321
Effective tax rate	27.5%	34.8%

The effective tax rate is the ratio of tax expense (benefit) over pretax income (loss).

3. Income Taxes (continued)

The income tax asset (liability) was as follows:

	Year Ended December 31	
	2014	**2013**
Federal income tax asset (liability):		
Current	**$ 1,289,486**	$ (1,370,336)
Deferred	**1,001,050**	1,766,853
Federal income tax asset (liability)	**2,290,536**	396,517
State income tax asset:		
Current	**852,424**	483,503
Deferred	**-**	–
State income tax asset	**852,424**	483,503
Total current income tax receivable (payable)	**2,141,910**	(886,833)
Total deferred income tax asset	**$ 1,001,050**	$ 1,766,853

Significant components of our deferred tax assets and liabilities were as follows:

	Year Ended December 31	
	2014	**2013**
Deferred tax assets		
Net operating loss carryforward	**$ 1,860,847**	$ 1,860,847
Accrued liabilities	**69,030**	74,505
Other	**260,951**	581
Total deferred tax assets	**2,190,828**	1,935,933
Deferred tax liabilities		
AdviceNext[SM]	**1,162,903**	–
Other	**26,875**	169,080
Total deferred tax liabilities	**1,189,778**	169,080
Net deferred tax assets	**$ 1,001,050**	$ 1,766,853

3. Income Taxes (continued)

Current federal income taxes receivable and payable are included in due from affiliates and due to affiliates, respectively, on the Consolidated Statements of Financial Condition. Current state income taxes receivable is included in other assets on the Consolidated Statements of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2014 and 2013, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary. The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS") and state taxing jurisdictions. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2009, 2010, and 2011.

As of December 31, 2014 and 2013, LFS had a net operating loss carryforward of $1,860,847, which will expire in 2031.

There are no uncertain tax positions related to the Company in the current year.

4. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements and to better match expenses with related securities revenue, LFS has entered into various cost-sharing agreements with affiliates. Salary, benefit, and travel ("HR") costs for a number of affiliate employees who provide substantial service to LFS have been identified and allocated to LFS. LFS employees have also been identified who provide substantial service to affiliates for which HR costs were allocated from LFS to those affiliates. The net impact to LFS in this effort was an expense reimbursement of $34,164 in 2014 and 2013, respectively, which is reported primarily in salaries, wages, and benefits expense on the Consolidated Statements of Income.

Service charges are allocated to LFS by certain affiliates under common LNC control for corporate and administrative services and broker-dealer management and operation expenses pursuant to Master Services Agreements. Service charges for corporate and administrative services include, but are not limited to, costs related to human resource administration, print and distribution, legal services, compliance, information technology, and communication services. Total affiliate corporate and administrative service charge allocations were $3,950,990 and $3,331,280 in 2014 and 2013, respectively, which is reported in other general and administrative expenses on the Consolidated Statements of Income. Total broker-dealer management and operation expense allocations were

4. Agreements and Transactions With Affiliates (continued)

$13,907,401 and $9,935,069 in 2014 and 2013, respectively, which is reported in the operating and administrative line items on the Consolidated Statements of Income.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC"), FINRA, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisors.

LFS is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as

5. Contingencies (continued)

of December 31, 2014. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFS's financial position.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

6. Net Capital Requirements

LFS is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1.

	Year Ended December 31	
	2014	**2013**
Minimum net capital requirement	**$ 1,826,130**	$ 1,816,574
Net capital	**9,355,243**	11,704,726
Excess net capital	**$ 7,529,113**	$ 9,888,152
Aggregate indebtedness	**$ 27,391,941**	$ 27,248,615
Ratio of aggregate indebtedness to net capital	**2.93 to 1**	2.33 to 1

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Securities Corporation

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2014

Computation of net capital	
Consolidated stockholder's equity	$ 24,957,045
Less non-allowable assets:	
Commissions and fees receivable	1,221,376
Due from affiliates	2,838,964
Deferred tax asset	1,001,050
Other assets	8,320,618
Net property and equipment	2,027,674
Total non-allowable assets	15,409,682
Other deductions	6,120
Net capital before haircuts on securities positions	9,541,243
Haircuts on securities	186,000
Net capital	$ 9,355,243
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 27,391,941
Ratio aggregate indebtedness to net capital	2.93 to 1
Computation of basic net capital requirements	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 1,826,130
Excess net capital	$ 7,529,113
Net capital less the greater of 10% aggregate indebtedness or 120% of $250,000	$ 6,616,049

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing as of December 31, 2014 .

Lincoln Financial Securities Corporation

Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2014

Credit balances	
Free credit and other credit balances	$ 3,328,388
Total credit items	3,328,388
Debit balances	
Secured customer debit balances	–
Less 1%	–
Total debit items	–
Excess of total credits over total debits	$ 3,328,388
Amount held on deposit in "Reserve Bank Account" at end of reporting period	$ 10,000,000

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing as of December 31, 2014.

Lincoln Financial Securities Corporation

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2014

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFS's possession or control as of December 31, 2014 (for which instructions to reduce to possession or control had been issued), but for which the required action was not taken by LFS within the time frames specified under Rule 15c3-3.	$ -
A. Number of items.	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2014, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3.	$ -
B. Number of items.	-

Lincoln
Financial Securities®
A member of Lincoln Financial Group
You're In Charge®

Lincoln Financial Securites Corporation
One Granite Place
Concord, NH 03301

Lincoln Financial Securities Corporation

Compliance Report
Pursuant to Rule 17a-5 under
the Securities Exchange Act of 1934

Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

You're In Charge®

Lincoln
Financial Securities®
A member of Lincoln Financial Group

Lincoln Financial Securities Corporation

Compliance Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2014

Lincoln Financial Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2. The Company's Internal Control Over Compliance was effective for the period from June 1, 2014, through December 31, 2014;

3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014;

4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Carl R. Pawsat, certify that, to my best knowledge and belief, this Compliance Report is true and correct.

Dated: February 20, 2015

Carl R Pawsat

Name: Carl R. Pawsat
Title: Interim Financial and Operations Principal

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

We have examined the statements of Lincoln Financial Securities Corporation (the Company), included in the accompanying Compliance Report, that the:

(1) Company's internal control over compliance was effective for the period from June 1, 2014 through December 31, 2014.

(2) Company's internal control over compliance was effective as of December 31, 2014.

(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014.

(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340, Customer Account Statements of FINRA that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of December 31, 2014 and for the period from June 1, 2014 through December 31, 2014; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

EY

Building a better working world

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

RECEIVED
MAIL PROCESSING SECTION
MAR 0 2 2015
WASH D.C.
201

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1486************************MIXED AADC 220
014609 FINRA DEC
LINCOLN FINANCIAL SECURITIES CORPORATION
ONE GRANITE PLACE
PO BOX 2005
CONCORD NH 03302-2005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Carl R. Pawsat 336-691-3486

2. A. General Assessment (item 2e from page 2) $ 96,001

B. Less payment made with SIPC-6 filed (exclude interest) (47,636)
7/30/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 48,365

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 48,365

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 48,365

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Allied Professional Advisors

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lincoln Financial Securities Corp
(Name of Corporation, Partnership or other organization)

Carl R Pawsat
(Authorized Signature)

Dated the 19 day of February, 20 15.

Interim FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 123,119,019
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(84,718,615)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(84,718,615)
2d. SIPC Net Operating Revenues	$ 38,400,404
2e. General Assessment @ .0025	$ 96,001
	(to page 1, line 2.A.)

Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
Wash., D.C.
201

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Lincoln Financial Securities Corporation

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lincoln Financial Securities Corporation (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Lincoln Financial Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2014 through December 31, 2014. Lincoln Financial Securities Corporation's management is responsible for Lincoln Financial Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with evidence of cash disbursement record entries, including copies of executed wire transfers.

   We compared the amount in line 2B. from page 1 of the Form SIPC-7 to the amount of outgoing wire transfer transaction number 147UA1314C780V46 made payable to SIPC on July 30, 2014, and found them to be in agreement.

   We compared the amount in line 2G. from page 1 of the Form SIPC-7 to the amount of the outgoing wire transfer transaction number 152J83400I6J0H65 made payable to SIPC on February 19, 2015, and found them to be in agreement.

2. Compared the amounts reported on the FOCUS reports for the fiscal periods from January 1, 2014 through December 31, 2014 with the amounts reported in Form SIPC-7 for the period from January 1, 2014 through December 31, 2014.

We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7:

Form SIPC-7 Line Item	Procedure
2a.Total Revenue	We agreed the amount of total revenue from the Form SIPC-7 to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods January 1, 2014 through March 31, 2014, April 1, 2014 through June 30, 2014, July 1, 2014 through September 30, 2014, and October 1, 2014 through December 31, 2014.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We performed the following procedures related to the adjustments on the Form SIPC-7:

Form SIPC-7 Line Item	Procedure
2c. Deductions: (1)	We agreed the amount on line 2c.(1) on page 2 of the Form SIPC-7 to a schedule prepared by the Company entitled "Lincoln Financial Securities Corp. Earnings Summary," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2014 through March 31, 2014, April 1, 2014 through June 30, 2014, July 1, 2014 through September 30, 2014, and October 1, 2014 through December 31, 2014.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, filed with our report, and on the related supporting schedules and working papers supporting the adjustments, without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2014 through December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

EY

Building a better working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 20, 2015